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10027735

PUBLIC

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SECURITIES A
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champlain Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Taconic Road
(No. and Street)

Greenwich, CT 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence M. Crikelair 917-807-9833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bakay, Gregory H.
(Name – *if individual, state last, first, middle name*)

256 Columbia Turnpike, Suite 213A, Florham Park, NJ 07932
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terence M. Crikelair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champlain Advisors, LLC, as of February 12, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

WILLIAM T. FERRIS
NOTARY PUBLIC - CONNECTICUT
My Comm. Expires 12-31-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Champlain Advisors, LLC

Address: 343 Taconic Road
Greenwich, CT 06831

Telephone: 917-807-9833

SEC Registration Number: 8-66233

FINRA Registration Number: 129560

(ii) Accounting Firm

Name: Gregory H. Bakay, CPA

Address: 256 Columbia Turnpike, Suite 213A, Florham Park, NJ 07932

Telephone: 973-377-2117

Accountant's State Registration Number: 20CB00544200

Public Company Accounting Oversight Board Registered Firm

(iii) Audit date covered by the Agreement: 12/31/2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit—(check one)

( ) is for the annual audit only for the fiscal year ending 2 .*

(X) is of a continuing nature providing for successive annual audits.

*if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Terence M. Crikelair

(By Firm's FINOP or President)

Title: Member Date: 2/12/10

PUBLIC

Champlain Advisors, LLC

Audited Financial Statements for the years ended 2009 and 2008

SEC Registration Number: 8-66233

CRD Registration Number: 129560

GREGORY H. BAKAY
Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115

cpa

INDEPENDENT AUDITOR'S REPORT

To the Members of
Champlain Advisors, LLC

I have audited the balance sheets of Champlain Advisors, LLC as of December 31, 2009 and 2008 and the related statements of income, cash flows, members' equity, and changes in subordinated borrowings for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC at December 31, 2009 and 2008, and the results of its operations, changes in its cash flows, members' equity, and subordinated borrowings for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 12, 2010

CHAMPLAIN ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash	$ 1,203,255	$ 329,383
Receivables from Customers	108,293	93,937
Property and Equipment- Net of Accumulated Depreciation	73,905	62,719
Prepaid Expenses	22,996	45,252
TOTAL ASSETS	**$ 1,408,449**	**$ 531,291**
LIABILITIES & MEMBERS' CAPITAL		
Accounts Payable	91,007	107,254
TOTAL LIABILITIES	**91,007**	**107,254**
MEMBERS' EQUITY		
Members' Equity	1,317,442	424,037
Total Members' Equity	**1,317,442**	**424,037**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 1,408,449**	**$ 531,291**

See accompanying notes and auditor's report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Champlain Advisors, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a partnership and is organized under the laws of the State of Delaware. The principal business of Champlain Advisors, LLC is to advise alternative asset managers regarding capital raising and to arrange commitments from institutional investors to provide such capital. Champlain Advisors, LLC's clients include managers of venture capital, leverage buyout and other types of alternative investments. The investors with whom the firm deals include public and private pension funds, endowments, trusts and foundations, and other financial institutions.

Basis of Presentation

The statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash

For the purposes of the statements of cash flows, cash includes cash on hand and amounts on deposit at financial institutions. The Company maintains deposits in financial institutions that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes there is no significant risk with respect to these deposits.

Revenue Recognition

Placement fee income is recognized when collected in order to equate revenue with the applicable expenses. Consulting fee revenue is recognized over the term of the consulting contract. Reimbursed expense revenue is recognized in the year the reimbursed expense is incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Management believes that all accounts receivable as of December 31, 2009 are fully collectible. Accordingly, no reserve for bad debts exists as at December 31, 2009.

Property and Equipment

Property and equipment is stated at cost and depreciated principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business conditions in a particular market.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals that extend the useful lives of property and equipment are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are removed, and any gain or loss is included in operations.

Advertising

Advertising and sales promotion costs are expensed when incurred. Advertising for the years ended December 31, 2009 and 2008 were $ 32,489 and $ 122,548, respectively. Advertising is included in selling expenses in the Statement of Income.

New Accounting Pronouncements

Management reviews new and subsequent accounting pronouncements and adopts these new requirements when applicable.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – CONCENTRATION OF RISK

Net Sales for the year ended December 31, 2009 include sales of $ 5,360,762 to one major customer, which accounted for 82.8 % of the total net sales of the Company.

NOTE 3 – ACCOUNTS RECEIVABLE FROM CUSTOMERS

At December 31, accounts receivable consisted of the following:

	2009	2008
Current Receivables	$ 108,293	$ 93,937

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	2009	2008
Computer Hardware	$ 40,353	$ 62,483
Furniture and fixtures	52,135	31,233
Software	42,202	36,689
	134,690	130,405
Less: Accumulated depreciation	60,785	67,686
Net Property and Equipment	$ 73,905	$ 62,719

NOTE 5 – ACCOUNTS PAYABLE

Balance comprised of the following:	2009	2008
Trade Payables – Related Parties	$ 7,453	$ 93,393
Trade Payables and Accruals	83,554	13,861
Total	$ 91,007	$ 107,254

NOTE 6 – RELATED PARTY TRANSACTIONS

Lease Commitments

The Company leases its office space under a 9-month lease expiring on April 30, 2010 from a member of the Company. The lease requires monthly rental payments of $7,000. If the lease is not terminated by either the landlord or the tenant, the lease shall continue on a month-to-month basis. Rent expense for the years ended December 31, 2009 and 2008 amounted to $50,780 and $57,000, respectively. Future minimum rental under the operating lease for the year ending December 31 is as follows:

2010	$ 28,000

NOTE 7 – EMPLOYEE RETIREMENT PLAN

The Company sponsors a 401K pension plan for qualifying employees. Eligible employees can make voluntary contributions up to federally designated limits. The Company shall make contributions to the Plan in accordance with the contribution formula described in the Adoption Agreement. Eligible employees are always fully vested in their account balances.
The plan provides for mandatory safe-harbor matching contributions and contributions to a profit-sharing plan as management may determine. The Company contributed $43,500 under the mandatory safe-harbor provision and $39,653 under the profit-sharing plan for the year-ended December 31, 2009.

NOTE 8 – NET CAPITAL REQUIREMENTS

Champlain Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, Champlain Advisors, LLC had net capital of $ 1,111,120, which was $ 1,105,059 in excess of its required net capital of $ 6,061.

NOTE 9 – SUPPLEMENTAL DISCLOSURES STATEMENT OF CASH FLOWS

During the years ended December 31, 2009 and 2008, cash payments for interest expense and income taxes were as follows:

	2009	2008
Interest paid	$ -0-	$ -0-
Taxes paid	-0-	-0-
	$ -0-	$ -0-

NOTE 10- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 12, 2010.

NOTE 11-SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' COMMODITY FUTURES AND OPTIONS ACCOUNTS

The Company does not maintain custody of customers' commodity futures or options accounts.

REPORT ON INTERNAL CONTROL

To the Members of
Champlain Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Champlain Advisors, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential, will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. As stated above, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, therefore, we did not review the practices and procedures followed by the Company, as it was unnecessary.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives. However, I noted some matters involving internal control that I believe should be improved. These recommendations were communicated to management.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Agency, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 12, 2010